Two Roads Shared Trust

17605 Wright Street, Suite 2

Omaha, NE 68130

March 8, 2018

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Two Roads Shared Trust (CIK No. 0001552947, File Nos. 333-182417; 811-22718) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, I am writing on behalf of Two Roads Shared Trust (the “Trust”) to submit this application for withdrawal of Post-Effective Amendment No. 150 filed pursuant to Rule 485(a)(2) on Form N-1A and accepted via EDGAR submission type 485APOS on December 29, 2017 (SEC Accession No. 0001580642-17-006835) (the "Amendment"). The Amendment was filed for the purpose of adding a new series to the Trust. However, the Trust has determined not to offer the new series. The Amendment has not yet been declared effective and no securities have been sold pursuant to the Amendment. Therefore, the Trust respectfully submits this application for withdrawal of the Amendment.

Please direct any questions concerning this letter to me at (631) 470-2734 or Stacy Louizos at Drinker Biddle & Reath LLP, counsel to the Trust at (212) 248-3292.

Very truly yours,
/s/ Richard A. Malinowski
Richard A. Malinowski Esq.
Secretary, Two Roads Shared Trust